UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13G-A

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*

                              Informedics, Inc.
                              (Name of Issuer)

                       Common Stock, $0.01 par value
                       (Title of Class of Securities)

                                456 77 P101
                               (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























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

Item 1: Name of reporting person; S.S. or I.R.S. identification no. of above person:

          John Tortorici; ###-##-####

Item 2:   Check the appropriate box if a member of a group:

          (a)
          (b)

Item 3:   SEC use only:

Item 4:   Citizenship or place of organization:

          United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:   Sole voting power:

          309,012 (includes 109,679 shares that John Tortorici has the right to acquire)

Item 6:   Shared voting power:

          0

Item 7:   Sole dispositive power:

          309,012 (includes 109,679 shares that John Tortorici has the right to acquire)

Item 8:   Shared dispositive power:

          0

Item 9:   Aggregate amount beneficially owned by each reporting person:

          309,012

Item 10:  Check box if the aggregate amount in row (9) excludes certain shares:

          N/A

Item 11:  Percent of class represented by amount in row 9:

          11.2

Item 12:  Type of reporting person:

          IN

Item 1(a)      Name of Issuer:

               Informedics, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:

               4000 Kruse Way Place, Building 3, Suite 300
               Lake Oswego, Oregon  97035


Item 2(a)      Name of Person Filing:

               John Tortorici


Item 2(b)      Address of Principal Business Office, or, if none, Residence:

               4000 Kruse Way Place, Building 3, Suite 300
               Lake Oswego, Oregon  97035


Item 2(c)      Citizenship:

               United States of America


Item 2(d)      Title of Class of Securities:

               Common Stock


Item 2(e)      CUSIP Number:

               456 77 P101


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable










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

Item 4         Ownership.

               The following information is as of December 31, 1997:

               (a)  Amount Beneficially Owned:

                    309,012 shares

               (b)  Percent of Class:

                    The shares represent 11.2 percent of the class

               (c)  Number of shares as to which such person has:

                    (i)       Sole  power  to vote  or to  direct  the  vote:
                              309,012 (includes 109,679 shares that John
                              Tortorici has the right to acquire)

                    (ii)      Shared power to vote or to direct the vote:  0

                    (iii) Sole power to dispose or to direct the disposition of: 309,012 (includes 109,679 shares that John Tortorici has the right to acquire)

                    (iv) Shared power to dispose or to direct the disposition of: 0


Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable


Item 6         Ownership of More Than Five Percent on Behalf of Another Person:

               Not applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable




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

Item 8         Identification and Classification of Members of the Group:

               Not applicable


Item 9         Notice of Dissolution of Group:

               Not applicable


Item 10        Certification:

               Not applicable



                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                        January 20, 1998




                                        /s/ John Tortorici
                                        ______________________________
                                        John Tortorici




ATTENTION:          Intentional  misstatements or omissions of fact constitute federal criminal  violations (See 18 USC 1001)








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